Mail Stop 3561

September 5, 2008

Irwin J. Kirz,
American Smooth Wave Ventures, Inc.
8650 Grand Avenue
Yucca Valley, CA 92264

> **Re:** **American Smooth Wave Ventures, Inc.**
> **Amended Registration Statement on Form S-1/A**
> **Filed August 19, 2008**
> **File No. 333-152849**

Dear Mr. Kirz:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your selling shareholder, Orion Investment, Inc., appears as a selling shareholder in the recently filed 1933 Act registration statements of Matches, Inc., CFO Consultants, Inc., and Western Lucrative Enterprises, Inc. Each of these registration statements has a similar format to this registration statement. Further, neither Matches, Inc. nor CFO Consultants, Inc. has filed a periodic report since becoming reporting companies. Therefore, we are unable to tell if these registrants have implemented their business plans. Further, we note that some of the majority shareholders of Orion Investment, Inc. are officers, directors or majority shareholders of Animal Cloning Sciences, Inc., whose current business

plan is to locate a suitable candidate for merger or acquisition. Please amend your filing to disclose these relationships and the status of each of the companies' activities.

In this regard, Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." Based on the above facts, it appears that your company is a blank check company. Therefore, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. If you disagree, please provide your analysis, with a view towards disclosure, why your company is not a blank check company and subject to Rule 419.

Registration Cover Page

2. We note that you have not included, and therefore, not marked the box indicating that you are offering securities on a delayed or continuous basis pursuant to Rule 415. From your description of the offering it appears that you are offering the securities on a delayed or continuous basis. Please revise your registration statement cover page or advise us why you believe that this is not an offering under Rule 415. Refer to Form S-1.

3. We note that you have not included on the cover page if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. Please amend your registration statement cover page to conform to the format of Form S-1 and indicate that your company is a smaller reporting company. Refer to Form S-1.

Prospectus Cover Page

4. Generally, we view resale transactions by related parties of this amount and held for a brief period of time as an offering "by or on behalf of the issuer" for purposes of Rule 415 of Regulation C. Therefore, the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. Also, please make clear that the selling shareholder is an underwriter. Revise your prospectus accordingly, including your cover page, summary and

your plan of distribution section. If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Selling Shareholders, page 15

5. We note your statement on page 15 that "[t]he selling shareholders acquired their shares from us in private negotiated transactions." Please describe the transaction in which the selling shareholders acquired the shares that they are offering for resale. Please include in your description among other relevant facts, the level of sophistication of the investor, their relationship with the issuer, and if they received the same type of material information as would be contained in a formal registration statement. If you memorialized the transaction in a writing or subscription agreement, please provide as, an exhibit to the filing, a copy of the form.

6. We note your statement, "[t]o our knowledge, no selling shareholder is affiliated with a broker/dealer." Please affirmatively state if any selling shareholder is affiliated with a broker/dealer.

Management's Discussion & Analysis or Plan of Operation, page 18

Results of Operations, page 19,

7. We note your statement that "[f]rom inception on May 28, 2008 to June 18, 2008." However, elsewhere in your filing you indicate inception was on July 11, 2008. Please affirmatively state your date of inception and, please describe why you state here that your inception was May 28, 2008.

Executive Compensation, page 21

8. Please revise this section to provide the information required by Item 402 of Regulation S-K. For example, and without limitation, your summary compensation table should not vary from the format set forth in Item 402(c) or Item 402(n) of Regulation S-K, as applicable.

Exhibits

9. Your cover page indicates that the offering price per share is $0.05. However, your subscription agreement indicates that you are selling shares at $.01 per share. Please advise us and make the appropriate revision.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert W. Errett, Attorney-Advisor, at (202) 551-3225 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director